WisdomTree Trust

230 Park Avenue

New York, New York 10169

March 30, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust; SEC File Nos. 333-132380 and 811-21864; Request for Withdrawal of Post-Effective Amendment Filing to the Trust’s Registration Statement on Form N-1A

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), WisdomTree Trust (the “Trust”), on behalf of its series WisdomTree China Cloud Computing Fund (the “Fund”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 814 (“PEA No. 814”), which was filed with the Securities and Exchange Commission via EDGAR (Accession No. 0001193125-21-282458) on September 24, 2021, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act.

The withdrawal of the PEA No. 814 is requested because the Trust has determined not to move forward with the offering of such Fund as a series of the Trust pursuant to the investment strategies disclosed in PEA No 814 at this time.

No securities were sold in connection with this offering.

Please feel free to contact me at 917-267-3860 with any questions or comments.

Sincerely,

/s/ Timothy Darnowski

Timothy Darnowski

Assistant Secretary